EXHIBIT 21
LIST OF SUBSIDIARIES
      Following lists the significant subsidiaries of the registrant and the state or jurisdiction of incorporation of each:

Name	Incorporated

1) First National Bank of Pennsylvania	United States
2) Regency Finance Company	Pennsylvania
3) First National Insurance Agency, Inc.	Pennsylvania
      First National Trust Company (which includes First National Investment Services Company and F.N.B. Investment Advisors, Inc.) is a subsidiary of First National Bank of Pennsylvania.
      Regency Finance Company also conducts business under the names F.N.B. Consumer Discount Company, Citizens Financial Services, Inc. and Finance and Mortgage Acceptance Corporation.
      First National Insurance Agency, Inc. also conducts business under the names Gelvin, Jackson & Starr, Inc. and Morrell, Butz and Junker, Inc.

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